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                                                               Exhibit (a)(1)(F)
                                SIXTH AMENDMENT
                                       TO
                           OFFER TO PURCHASE FOR CASH
                                       BY
                              ANDERSEN GROUP, INC.

ANY AND ALL SHARES OF ITS SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK FOR $12.25 NET PER SHARE


    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN
              TIME, ON JANUARY 15, 1996, UNLESS FURTHER EXTENDED
                 (SUCH TIME AND DATE, THE "EXPIRATION DATE").
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     This Sixth Amendment to Offer to Purchase for Cash (the "Sixth Amendment")
is first being mailed on or about December 1, 1995 to holders of outstanding shares of Series A Cumulative Convertible Preferred Stock, without par value (the "Preferred Stock"), of Andersen Group, Inc., a Connecticut corporation having its principal executive office at Ney Industrial Park, Bloomfield, Connecticut 06002 (the "Company"), in connection with its Offer to Purchase dated June 5, 1995, as amended, offering to purchase any and all of its outstanding shares of Preferred Stock for a purchase price of $12.25 per share net to the seller in cash (the "Consideration"). All capitalized terms not otherwise defined herein but which are defined in the Offer to Purchase shall have the same meanings as set forth therein.

     Section 1.  The Offer - Conditions of the Offer - Satisfaction of
                 -----------------------------------------------------
Conditions
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     THE COMPANY IS PLEASED TO ADVISE PREFERRED STOCKHOLDERS THAT THE CONDITIONS
OF THE OFFER, AS SET FORTH UNDER "THE OFFER - CONDITIONS OF THE OFFER", HAVE
BEEN SATISFIED. First, the Company has consummated the Dental Divestiture, effective at the close of business on November 28, 1995 in accordance with its Asset Purchase Agreement (the "Purchase Agreement") with Phoenix Shannon p.l.c. of Shannon, County Clare, Ireland. Second, there have been properly tendered and not withdrawn prior to the Expiration Date more than the Minimum Number (250,000) of shares of Preferred Stock - approximately 291,000 shares of Preferred Stock having been so tendered and not withdrawn. The Company intends to proceed expeditiously with determining the number of properly tendered shares of Preferred Stock that the Company may accept in accordance with the terms of the Offer.

     As set forth under "The Offer - Acceptance of Shares of Preferred Stock; Delivery of the Consideration", the Company intends to give oral and written notice to the exchange agent of its acceptance of the validly tendered shares of Preferred Stock as soon as the Company has verified the adequacy of Consolidated Net Income through November 30, 1995 so that the Company can effect payment for the tendered shares. At the present time, the Company expects that it will accept all shares of Preferred Stock which have been tendered to date and not withdrawn and which it is able to accept without violating the Restrictive Covenants. However, the Company must await the results of its operations for the current fiscal quarter in order to verify the availability of sufficient Consolidated Net Income in order to permit consummation of the Offer. As noted under "Restrictive Covenants", even if the Company does not have sufficient Consolidated Net Income and therefore the Company does not acquire all of the shares of Preferred Stock tendered pursuant to the Offer, the Standby Purchaser has the right, but not the obligation, to purchase all shares tendered pursuant to the Offer and not purchased by the Company. See "The Standby Agreement."

     In consummating the Purchase Agreement with Phoenix Shannon, the Company's subsidiary, The J.M. Ney Company ("Ney"), received net cash of approximately $15.1 million, subject to a post-closing purchase price adjustment based on the increase or decrease in the net asset value of the Dental Division from February 28, 1995 to November 28, 1995; a two-year, interest bearing note for $1.0 million; and 200,000 Phoenix Shannon Ordinary Shares, as well as other consideration. Under the Dental Divestiture, Ney will continue in a three year contract as the dental alloy supplier to Phoenix Shannon's American subsidiary, Ney Dental International, Inc.

     Section 2.  Special Factors - Background of the Offer.
                 ------------------------------------------

     As set forth under Section 1 of this Sixth Amendment, the Company has consummated the Dental Divestiture under its Purchase Agreement with Phoenix Shannon. As a result, that condition of the Offer that the Company consummate the Dental Divestiture has been satisfied.

     Section 3.  Extension of the Offer.
                 ----------------------

     The Offer is hereby extended until midnight, eastern time, on January 15, 1996, unless further extended (such time and date, the "Expiration Date").

     The Company will notify the Exchange Agent of any such extension by oral and written notice and make a public announcement thereof prior to 9:00 A.M., eastern time, on or before January 16, 1996.

     Section 4.  Number of Shares Deposited With Exchange Agent.
                 ----------------------------------------------

     As of the date of this Sixth Amendment, approximately 291,000 shares of Preferred Stock have been deposited with the Exchange Agent. Accordingly, the condition of the Offer that a minimum of 250,000 shares be tendered is presently satisfied, subject to the Preferred Stockholders' right to withdraw shares tendered, unless previously accepted by the Company, at any time after the date hereof. See "The Offer - Withdrawal Rights."

     Section 5.  Other Terms and Conditions.
                 --------------------------

     Except as expressly amended by the provisions of this Sixth Amendment, all other terms and conditions of the Offer remain in full force and effect.


                                                 ANDERSEN GROUP, INC.


December 1, 1995

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